UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-13664

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PMI Group, Inc. Savings and Profit-Sharing Plan

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597

Financial Statements

and Supplemental Schedule

(Modified Cash Basis)

As of December 31, 2004 and 2003 and for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Participants of The PMI Group, Inc. Savings and Profit-Sharing Plan

and Board of Directors of The PMI Group, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The PMI Group, Inc. Savings and Profit-Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan’s net assets available for benefits (modified cash basis) as of December 31, 2004 and 2003, and the changes therein (modified cash basis) for the year ended December 31, 2004, on the basis of accounting as described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules (modified cash basis) of assets (held at end of year) as of December 31, 2004, and reportable transaction for the year then ended, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 8, 2005

The PMI Group, Inc. Savings and Profit-Sharing Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

	As of December 31,
	2004	2003
Assets
Cash	$18,713	$16,885
Investments, at fair value	70,099,510	69,834,046

Net assets available for benefits	$70,118,223	$69,850,931

See accompanying notes.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

Year ended December 31, 2004

Additions
Appreciation and investment income:
Net appreciation in fair value of investments	$6,847,839
Interest and dividends	730,978

Total appreciation and investment income	7,578,817

Contributions:
Participants	5,349,723
Employer	2,786,745
Rollovers	293,773

Total contributions	8,430,241
Transfer from PMI Alternate 401(k) Plan	14,636

Total additions	16,023,694

Deductions
Benefits paid directly to participants	7,805,764
Asset transfer related to sale of subsidiary (Note 7)	7,947,633
Administrative expenses	3,005

Total deductions	15,756,402

Net increase	267,292

Net assets available for benefits:
Beginning of year	69,850,931

End of year	$70,118,223

See accompanying notes.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis)

1. Description of the Plan

The following description of The PMI Group, Inc. Savings and Profit-Sharing Plan (the Plan) is provided for general information only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all regular full-time and part-time employees of The PMI Group, Inc. (the Company) other than those classes of employees specifically excluded by the plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan trustee is Merrill Lynch Trust Company.

Employees are eligible on the first day of the next payroll period after their date of employment and must be at least 18 years of age to participate in the Plan.

Contributions

Each year, participants may contribute up to 17% of their pre-tax annual compensation, as defined by the Plan, subject to annual limitations defined by the Internal Revenue Code (the Code). In addition, non-highly compensated participants may elect to contribute to the Plan on an after tax basis, provided the total contribution on a pre-tax and after tax basis does not exceed 25% of compensation. Highly compensated participants are limited to a total of pre-tax and after tax contribution equal to 17% of compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company makes basic matching contributions equal to 25% of the first 6% of each participant’s pre-tax compensation contributed to the Plan. An additional supplemental matching contribution may be made annually as determined by the Company in an amount up to 75% of the first 6% of each participant’s pre-tax compensation contributed to the Plan. Total matching contributions cannot exceed 6% of a participant’s compensation as defined by the Plan. Participants direct the investment of their contributions and the Company’s basic matching contributions. The Company’s supplemental matching contributions are invested in the Company’s common stock, but may be transferred to other investment options as directed by the participant after being held in the Company’s common stock for a period of two years.

In February 2005, the Company funded 2004 employer matched contributions to the trust in the amount of $3,174,917.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s and Company’s contributions and an allocation of Plan appreciation and investment income (“earnings”). Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately fully vested in all contributions to their account and earnings thereon.

Participant Withdrawals

Withdrawals from the Plan are available upon hardship in accordance with Plan provisions. Upon termination of employment, death, disability or retirement, participants or their beneficiaries may elect to receive a lump-sum benefit equal to their account balance. Upon attaining age 59½, participants may elect to receive either a lump-sum amount equal to their vested account balance or a portion paid in a lump sum with the remainder paid at a later date. At age 70½, if no amount has been previously paid out, a participant may be required to take a partial withdrawal in accordance with Plan provisions.

In 2004, participant withdrawals were $7,805,764 compared to $3,858,707 in 2003. This increase was primarily due to an increase in lump-sum distributions related to terminations resulting from field office restructuring and, to a lesser extent, higher value lump-sum distributions paid to participants terminated from the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan terms shall not exceed five years. The loans are secured by the balance in the participants’ account and bear an interest rate equal to the prime rate published in the Wall Street Journal plus 1%. Principal and interest are paid ratably through payroll deductions.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. In event of the Plan’s termination, participants will remain fully vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements and supplemental schedules of the Plan are prepared on the modified cash basis, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under this basis, investment assets are reported at fair value, net realized and unrealized appreciation (depreciation) in fair value of investments is recognized in the period incurred on the Statement of Changes in Net Assets Available for Benefits (Modified Cash Basis), contributions are recognized when received rather than as earned, and benefits and expenses are recognized when paid rather than as incurred.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Common collective trust funds are valued based on quoted redemption values on the last business day of the plan year. Money market funds are valued at historical cost plus accrued interest, which approximates fair value. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a settlement-date basis. Interest and dividends are recorded when received in accordance with the modified cash basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 22, 2004, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

At December 31, 2004, there were 20 investment fund options available in the Plan, including The PMI Group, Inc. common stock. During 2004 and 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

	2004	2003
Registered investment companies	$2,998,083	$4,104,535
Common collective trust funds	1,744,115	4,761,809
Common stock	2,105,641	3,710,478

Total	$6,847,839	$12,576,822

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

4. Investments (continued)

Investments that represent 5% or more of fair value of Plan’s net assets as follows:

	As of December 31,
	2004		2003
PIMCO Total Return Fund		*	$4,021,790
Merrill Lynch Equity Index Trust Fund	$13,037,479		$12,878,604
Merrill Lynch Mid Cap Index Trust Fund	$8,590,385		$8,727,293
The PMI Group, Inc. Stock Fund	$15,731,066		$16,490,949

*	Fair value of investment does not exceed 5% of the Plan’s net assets for the year indicated.

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets related to the nonparticipant-directed investments are as follows:

	As of December 31,
	2004	2003
Net assets:
Cash	$18,713	$16,885
Money market fund	156,733	165,216
Common stock	15,731,066	16,490,949

Total	$15,906,512	$16,673,050

The PMI Group, Inc. Savings and Profit-Sharing Plan

Notes to Financial Statements

(Modified Cash Basis) (continued)

5. Nonparticipant-Directed Investments (continued)

	Years ended December 31,
	2004	2003
Changes in net assets:
Net appreciation in fair value of investments	$2,105,641	$3,710,478
Interest and dividends	77,717	69,344
Contributions	2,273,093	3,163,421
Transfer from PMI Alternate 401(k) Plan	553	—
Benefits paid directly to participants	(1,825,621)	(832,464)
Asset transfer related to sale of subsidiary	(1,907,327)	—
Administrative expenses	(269)	(559)
Net transfer to participant-directed accounts	(1,490,325)	(2,523,612)

Total change in net assets	$(766,538)	$3,586,608

6. Transactions with Parties-in-Interest

Transactions in shares of the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2004, the Plan made purchases of $2,938,184 and sales of $5,448,778 of the Company’s common stock.

7. Asset Transfer Related to Sale of Subsidiary

In March 2004, the Company completed the sale of a subsidiary, American Pioneer Title Insurance Company (APTIC), to Fidelity National Financial, Inc. Upon completion of the sale, the employees of APTIC terminated their employment with the Company and all related participant balances were transferred out of the Plan. The asset transfer of $7,947,633 related to the sale of a subsidiary and was comprised of $6,040,306 of participant-directed investments and $1,907,327 of non participant-directed investments.

Supplemental Schedule

The PMI Group, Inc. Savings and Profit-Sharing Plan

EIN: 94-3199675; Plan Number: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (Modified Cash Basis)

December 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost		(e) Current Value
	Registered investment companies:
	Templeton Foreign Fund	172,416.9181 shares	*	*	$2,120,728
	PIMCO Total Return Fund	313,552.1104 shares	*	*	3,345,601
	Van Kampen Aggressive Growth Fund	104,468.5557 shares	*	*	1,482,409
	Davis New York Venture Fund	85,801.9869 shares	*	*	2,633,263
*	Merrill Lynch Mid Cap Index Trust Fund	641,552.2761 shares	*	*	8,590,385
*	Merrill Lynch Fundamental Growth Fund	135,833.8015 shares	*	*	2,401,541
*	Merrill Lynch Small Cap Index Fund	50,703.4487 shares	*	*	714,919
*	Merrill Lynch Mid Cap Value Opp Port Fund	62,672.8106 shares	*	*	1,263,484
	BGI Lifepath 2010 Fund	224,676.7718 shares	*	*	2,862,382
	BGI Lifepath 2020 Fund	160,121.6604 shares	*	*	2,432,248
	BGI Lifepath 2030 Fund	127,682.5573 shares	*	*	1,898,640
	BGI Lifepath 2040 Fund	78,235.6578 shares	*	*	1,332,353
	BGI Lifepath Retirement Portfolio Income Fund	117,598.4159 shares	*	*	1,314,750
	Oppenheimer Dev Markets Fund	64,319.8669 shares	*	*	1,728,918
	Common collective trust funds:
	BGI MSCI EAFE Equity Index Fund	73,122.8592 units	*	*	1,614,907
*	Merrill Lynch Equity Index Trust Fund	146,653.3042 units	*	*	13,037,479
*	Merrill Lynch Retirement Preservation Trust Fund	1,864,945.1200 units	*	*	1,864,945
	Money market funds:
*	Merrill Lynch Retirement Reserves Fund	2,607,814.7500 units	$2,607,815		2,607,815
	CMA Money Fund	37.0000 units	*	*	37
	Common stock:
*	The PMI Group, Inc. Stock Fund	376,713.0000 shares	$10,456,695		15,731,066
	Participant loans:
*	Participant loans	Interest rates ranging from 5.00% to 10.50%, maturing through 2009	*	*	1,121,640

	Total investments				$70,099,510

*	Indicates parties-in-interest to the Plan.

**	Cost information has been omitted as these investments are entirely participant-directed.

Supplemental Schedule

The PMI Group, Inc. Savings and Profit-Sharing Plan

EIN: 94-3199675; Plan Number: 001

Schedule H, Line 4j – Schedule of Reportable Transaction (Modified Cash Basis)

December 31, 2004

Identity of Issuer	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Category (iii) - Series of Transactions in excess of 5% of Plan Assets
*Merrill Lynch	The PMI Group, Inc. Stock Fund:
	Sales	$—	$12,143,976	$10,274,159	$12,143,976	$1,869,817
	Purchases	$9,623,538	$—	$9,623,538	$9,623,538	$—

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2004.

*	Party-in-interest.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The PMI Group, Inc. Savings and Profit-Sharing Plan

By	/s/ CHARLES F. BROOM
Charles F. Broom
Plan Administrator

Date: June 27, 2005

THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING PLAN

EXHIBIT INDEX

Exhibit Number:	Description
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm